UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 19, 2009

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated May 19, 2009 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the quarter ended March 31, 2009. Attached hereto as Exhibit II are the Company’s unaudited financial statements for the quarter ended March 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: May 19, 2009	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contact: Tyler Wilson

The IGB Group

646-673-9701

Global Ship Lease Reports Results for the First Quarter of 2009

All Contracts Continue to Perform as Expected and Charter Hire Remains Current

LONDON, ENGLAND—(Marketwire - May 19, 2009) - Global Ship Lease, Inc. (NYSE:GSL)(NYSE:GSL.U)(NYSE:GSL.WS), a containership charter owner, announced today its unaudited results for the three months ended March 31, 2009.

First Quarter and Year-to-Date 2009 Highlights

•	Paid a fourth quarter 2008 dividend of $0.23 per share on March 5, 2009 to Class A common shareholders and unit holders and Class B common shareholders of record as of February 20, 2009

•	Generated $15.3 million of cash available for common dividends in the first quarter of 2009

•	Reported revenue of $35.0 million for the first quarter of 2009

•	Reported normalized net earnings of $6.8 million, or $0.13 per share, for the first quarter of 2009, excluding a $4.3 million non-cash interest rate derivative mark-to-market gain

•	Including non-cash charges, reported net income of $11.2 million, or $0.21 per share, for the first quarter of 2009

•

Obtained in April 2009 a waiver from loan-to-value tests until June 30, 2009 under $800 million credit facility to improve financial flexibility; no common dividends can be declared or paid during the waiver period

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “We are pleased to have achieved revenue and earnings growth in this challenging economic environment. During the quarter, Global Ship Lease once again performed as anticipated, generating strong revenues and predictable cash flows, further demonstrating the successful implementation of our established strategy of securing all of our vessels on long-term contracts. Notably, the four additional vessels we purchased in December of 2008 that expanded our modern fleet to 16 vessels and increased our contracted revenue stream to $1.6 billion, contributed $11.0 million of revenue in the first quarter. Our entire operating fleet is now secured on contracts that have an average remaining term of approximately 10 years, all of which continue to perform as expected with all charter payments up-to-date. In addition, we continue to work closely with our ship manager to prudently control costs and have now held operating expenses under the capped amount in our management agreement for three straight quarters.”

Mr. Webber continued, “During a time when many ship brokers have suspended issuing valuations due to limited market transparency and liquidity, we secured an agreement to waive for two months the requirement under the credit facility to submit vessel valuations on April 30, 2009. We are in active discussions with our lenders and remain committed to working with them to finalize an amendment to the credit facility by June 30, 2009.”

Results for Three Months Ended March 31, 2009

Comparative financial information for the three months ended March 31, 2008 is prepared under predecessor accounting rules and includes the results of operations of some of the vessels when they were owned by CMA CGM, a privately owned French container shipping company, and operated in CMA CGM’s business of earning revenue from carrying cargo. Global Ship Lease commenced its business of time chartering out vessels in December 2007 when it purchased 10 container vessels from CMA CGM. The Company purchased two additional vessels from CMA CGM in January 2008. The predecessor and Global Ship Lease business models are not comparable.

Further, there were significant changes to the Company’s legal and capital structure arising from the merger on August 14, 2008, which resulted in the Company being listed on the New York Stock Exchange. Accordingly, only selected comparative information is presented.

Revenue for the three months ended March 31, 2009, as reported in our unaudited interim combined financial information, was $35.0 million compared to time charter revenue in the comparative period of $21.8 million. The significant increase is due primarily to the inclusion of four additional vessels from December 2008. Normalized net earnings were $6.8 million after adjusting for a non cash mark-to-market gain of $4.3 million on our interest rate derivatives. The reported net income was $11.2 million.

SELECTED FINANCIAL DATA - UNAUDITED

(thousands of U.S. dollars except per share data)

	Three months ended March 31, 2009	Three months ended March 31, 2008
Revenue (1)	35,008	21,822
Operating Income (1)	13,416	9,234
Net Income (1)	11,153	1,286
Earnings per A and B share (2)	0.21	—
Normalised net earnings (2)(3)	6,844	—
Normalised earnings per A and B share (2)(3)	0.13	—
Cash available for distribution (2)(3)	15,302	—

(1)	Comparative data for the three months ended March 31, 2008 relates to the time charter business of the Company only and excludes the results from the containerized transportation undertaken by the predecessor group.
(2)	Comparative data is not presented due to the significant changes to the legal and capital structure arising from the merger on August 14, 2008 resulting in the Company being listed on the New York Stock Exchange.
(3)	Normalized net earnings, normalized earnings per share, and cash available for distribution are non-U.S. Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release and a reconciliation is provided to the interim unaudited financial information.

Revenue and Utilization

Global Ship Lease owned sixteen vessels throughout the first quarter of 2009. The fleet generated revenue from fixed rate long-term time charters of $35.0 million in the three months ended March 31, 2009, up significantly from time charter revenue of $21.8 million for the comparative period in 2008 due mainly to the purchase of four additional ships in December 2008. During the three months ended March 31, 2009 there were 34 unplanned off-hire days out of 1,440 ownership days, representing utilization of 98%. In the comparable period of 2008, there were 1,067 ownership days, with 15 planned off-hire days for a dry-docking and 4 unplanned days, representing utilization of 98%. There were 4,416 ownership days in the year ended December 31, 2008, with 15 planned off-hire days for a dry-docking and 30 unplanned days, representing utilization of 99%.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $10.7 million for the three months ended March 31, 2009. Excluding $0.5 million nonrecurring insurance related charges in the period, the average cost per ownership day was $7,076, up 3% from the average daily cost of $6,873 for the previous quarter, and up 5% from the average daily cost of $6,714 for the comparative period in 2008. These increases were primarily due to higher crew costs in the intervening period and the incremental costs of the four larger vessels that joined the fleet in December 2008, including, for example, additional lubricating oil consumption. Vessel operating expenses include regular ship operating costs under Global Ship Lease’s ship management agreements and are at less than the capped amounts included in these agreements.

Depreciation

Depreciation was $8.8 million for the three months ended March 31, 2009, including the effect of the purchase during December 2008 of four additional vessels. Depreciation was $4.8 million for the time charter business in the comparative period in 2008.

General and Administrative Costs

General and administrative costs incurred were $2.1 million in the first quarter of 2009 compared to $0.7 million in the comparable period in 2008 when the Company was a wholly-owned private subsidiary of CMA CGM.

Interest Expense

Net interest expense, excluding the effect of interest rates derivatives, which do not qualify for hedge accounting, for the three months ended March 31, 2009 was $4.5 million based on the Company’s borrowings under its credit facility of $542.1 million and $48.0 million preferred shares throughout the quarter. Net interest expense in the comparative period in 2008 was $7.9 million based on borrowings of $578.0 million throughout the quarter at significantly higher prevailing interest rates.

Change in Fair Value of Financial Instruments

The Company hedges the majority of its interest rate exposure by entering into derivatives that swap floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows. As these hedges do not qualify for hedge accounting under US GAAP, the outstanding hedges are marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The change in the fair value created a $2.3 million gain in the three months ended March 31, 2009, reflecting the increase in LIBOR and movements in the forward curve for interest rates. Of this amount, a $2.0 million charge represents settlements of swaps in the period, leaving a $4.3 million gain in the unrealized balance sheet position. Mark-to-market adjustments have no impact on operating performance or cash generation and do not affect the Company’s ability to make distributions to shareholders.

Net Earnings

Normalized net earnings were $6.8 million, or $0.13 per Class A and B common share, for the quarter ended March 31, 2009 excluding the $4.3 million non-cash interest rate derivative mark-to-market gain.

Including non-cash charges, the Company reported net income of $11.2 million for the first quarter of 2009, or $0.21 per Class A and B common share.

Normalized net earnings and normalized earnings per share are non-US GAAP measures and are reconciled to the interim unaudited financial information in this press release. We believe that they are useful measures with which to assess the Company’s financial performance as they adjust for non-cash non-operating items that do not affect the Company’s ability to make distributions on common shares.

Credit Facility

On April 29, 2009, due to current challenges in the ship valuation environment, Global Ship Lease agreed with its lenders under its amended $800.0 million credit agreement, to waive for two months the requirement under the credit facility to submit vessel valuations and undertake the consequent loan-to-value test. Valuations were otherwise due by April 30, 2009. The Company has commenced discussions with its lenders to finalize an amendment to the credit facility to address the situation. The facility will bear an interest margin of 2.75% over LIBOR during this waiver period.

Management expects that an agreement will be reached with the Company’s lenders and, accordingly, the interim unaudited combined financial information have been prepared on a going concern basis. In the event that the Company does not successfully amend the facility agreement by June 30, 2009 or agree a further waiver of the need to perform loan to value tests, and its loan to value ratio is above 100%, the lenders may declare an event of default and accelerate some or all of the debt. Any amount of the long term debt which is declared to be immediately repayable will be reclassified as current.

Dividend

Global Ship Lease has agreed with its lenders that it will not declare or pay any dividend to common shareholders during the waiver period noted above. The board of directors will review the dividend policy once an amendment to the credit facility has been agreed with the bank group.

Cash Available for Common Dividends

Cash available for common dividends was $15.3 million for the three months ended March 31, 2009. Cash available for common dividends is a non-US GAAP measure and is reconciled to the interim unaudited financial information further in this press release. We believe that it is a useful measure with which to assess the Company’s operating performance as it adjusts for the effect of non-cash items that do not affect the Company’s ability to make distributions on common shares.

Fleet Utilization

The table below shows vessel utilization for first quarter of 2009, the first quarter of 2008 and for the year ended December 31, 2008. Unplanned offhire for the first quarter of 2009 was 34 days, including 18 days for drydock and associated repair following a grounding and a seven day deviation to land a sick crew member.

	Three months ended March 31, 2009	Three months ended March 31, 2008	Year ended Dec 31, 2008
Ownership days	1,440	1,067	4,416
Planned offhire - scheduled drydock	—	(15)	(15)
Unplanned offhire - other	(34)	(5)	(30)

Operating days	1,406	1,047	4,371
Utilization	97.6%	98.1%	99.0%

Fleet

The following table provides information about the on-the-water fleet of 16 vessels all chartered to CMA CGM.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charter Remaining Duration (years)	Daily Charter Rate ($)
Ville d’Orion	4,113	1997	December 2007	4	$28,500
Ville d’Aquarius	4,113	1996	December 2007	4	$28,500
CMA CGM Matisse	2,262	1999	December 2007	8	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	8	$18,465
Delmas Keta	2,207	2003	December 2007	9	$18,465
Julie Delmas	2,207	2002	December 2007	9	$18,465
Kumasi	2,207	2002	December 2007	9	$18,465
Marie Delmas	2,207	2002	December 2007	9	$18,465
CMA CGM La Tour	2,272	2001	December 2007	8	$18,465
CMA CGM Manet	2,272	2001	December 2007	8	$18,465
CMA CGM Alcazar	5,100	2007	January 2008	12	$33,750
CMA CGM Chateau d’lf	5,100	2007	January 2008	12	$33,750
CMA CGM Thalassa	10,960	2008	December 2008	17	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	14	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	14	$25,350
CMA CGM America	4,045	2006	December 2008	14	$25,350

(1)	Twenty-foot Equivalent Units.

The following table provides information about the contracted fleet.

Vessel Name	Capacity in TEUs (1)	Year Built	Estimated Delivery Date to GSL	Charterer	Charter Duration (years)		Daily Charter Rate ($)
CMA CGM Berlioz (2)	6,627	2001	July 2009	CMA CGM	12		$34,000
Hull 789 (3)	4,250	2010	October 2010	ZISS	7-8	(4)	$28,000
Hull 790 (3)	4,250	2010	December 2010	ZISS	7-8	(4)	$28,000

(1)	Twenty-foot Equivalent Units.
(2)	Contracted to be purchased from CMA CGM.
(3)	Contracted to be purchased from German interests.
(4)	Seven-year charter that could be extended up to eight years at charterer’s option.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the quarter ended March 31, 2009 today Tuesday, May 19, 2009 at 11:00 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (877) 719-9801 or (719) 325-4809; Passcode: 6904731

Please dial in at least 10 minutes prior to 11:00 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Tuesday, June 2, 2009 at (888) 203-1112 or (719) 457-0820. Enter the code 6904731 to access the audio replay. The webcast will also be archived the Company’s website: http://www.globalshiplease.com.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to world class container liner companies.

Global Ship Lease currently owns 16 vessels and has contracted to purchase an additional three vessels. The Company has a contract in place to purchase an additional vessel for $82 million from CMA CGM, which is expected to be delivered in July of 2009 and also has contracts in place to purchase two new buildings from German interests for approximately $77 million each which are scheduled to be delivered in the fourth quarter of 2010.

Once all of the contracted vessels have been delivered by the end of 2010, Global Ship Lease will have a 19 vessel fleet with total capacity of 74,797 TEU and a weighted average age at that time of 6.1 years and an average remaining charter term of approximately eight years. All of the vessels including those contracted for future delivery are fixed on long-term charters.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Cash Available for Common Dividends

Cash available for common dividends is a non-US GAAP measure and is reconciled to the interim unaudited financial information below. It represents net earnings adjusted for non-cash items including depreciation, amortization of deferred financing charges, accretion of earnings for intangible liabilities, charge for equity based incentive awards and change in fair value of derivatives. An allowance for the cost of future drydockings is also deducted, which due to their substantial and periodic nature could otherwise distort quarterly cashflow available for common dividends. Cash available for common dividends is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to pay common dividends. Cash available for common dividends is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net earnings or any other financial metric required by such accounting principles. We believe that cash available for common dividends is a useful measure with which to assess the Company’s operating performance as it adjusts for the effects of non-cash items that do not affect the Company’s ability to make distributions on common shares.

CASH AVAILABLE FOR COMMON DIVIDENDS - UNAUDITED

		Three months ended March 31, 2009
(thousands of U.S. dollars)
Net income		11,153
Add:	Depreciation	8,786
	Charge for equity incentive awards	716
	Amortization of deferred financing fees	374
Less:	Change in value of derivatives	(4,309)
	Allowance for future dry-docks	(900)
	Revenue accretion for intangible liabilities	(311)
	Deferred taxation	(207)

Cash available for common dividends		15,302

B. Normalized net earnings

Normalized net earnings is a non-US GAAP measure and is reconciled to the interim unaudited financial information below. It represents net earnings adjusted for the change in fair value of derivatives. Normalized net earnings is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net earnings for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash for distribution as dividends. Normalized net earnings is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net earnings or any other financial metric required by such accounting principles. Normalized net earnings per share is calculated based on normalized net earnings and the weighted average number of shares in the relevant period.

NORMALIZED NET EARNINGS - UNAUDITED

		Three months ended March 31, 2009
(thousands of U.S. dollars except share and per share data)
Net income		11,153

Adjust:	Change in value of derivatives	(4,309)

Normalized net earnings		6,844

Weighted average number of Class A and B common shares outstanding (1)

	Basic and diluted	53,786,150

Net income per share on reported earnings
	Basic and diluted	0.21

Normalized net income per share
	Basic and diluted	0.13

(1)	The weighted average number of shares (basic and diluted) excludes the effect of outstanding warrants and stock based incentive awards as these were anti dilutive at March 31, 2009.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of the future growth of the shipping industry, including the rate of annual demand growth in the international containership industry;

•	future payments of dividends and the availability of cash for payment of dividends;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	Global Ship Lease’s ability to repay its credit facility and grow using the available funds under its credit facility;

•	assumptions regarding interest rates and inflation;

•	change in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including discharge of pollutants and vessel collisions;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into long-term, fixed-rate charters;

•	Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations; and

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the

SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors a risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Combined Balance Sheets

The interim unaudited combined financial information up to March 31, 2009 includes two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger with Marathon Acquisition Corp and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

	March 31, 2009 Successor	December 31, 2008 Successor
Assets

Cash and cash equivalents	$25,383	$26,363
Restricted cash	3,026	3,026
Accounts receivable	912	638
Prepaid expenses	638	734
Other receivables	1,160	1,713
Deferred financing costs	1,008	526

Total current assets	32,127	33,000

Vessels in operation	898,048	906,896
Vessel deposits	15,780	15,720
Other fixed assets	18	21
Intangible assets - purchase agreement	7,840	7,840
Deferred financing costs	5,568	3,131

Total non-current assets	927,254	933,608

Total Assets	$959,381	$966,608

Liabilities and Stockholders’ Equity

Liabilities

Intangible liability - charter agreements	$1,863	$1,608
Accounts payable	275	36
Accrued expenses	4,092	6,436
Derivative instruments	12,152	10,940

Total current liabilities	18,382	19,020

Long term debt	542,100	542,100
Preferred shares	48,000	48,000

Intangible liability - charter agreements	25,782	26,348
Derivative instruments	30,580	36,101

Total long-term liabilities	646,462	652,549

Total Liabilities	$664,844	$671,569

Stockholders’ Equity

Class A Common stock - authorized
214,000,000 shares with a $.01 par value;
46,380,194 shares issued and outstanding	464	339

Class B Common stock - authorized
20,000,000 shares with a $.01 par value;
7,405,956 shares issued and outstanding	74	74

Class C Common stock - authorized
15,000,000 shares with a $.01 par value;
12,375,000 shares issued, converted to class A common shares on January 1, 2009	—	124

Retained (deficit)	(65,679)	(9,338)
Net income (loss) for the period	11,153	(43,970)
Additional paid in capital	348,525	347,810

Total Stockholders’ Equity	294,537	295,039

Total Liabilities and Stockholders’ Equity	$959,381	$966,608

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Income

The interim unaudited combined financial information up to March 31, 2009 includes two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger with Marathon Acquisition Corp and the period succeeding the merger, respectively.

(thousands of U.S. dollars except share data)

	Three months ended March 31,
	2009 Successor	2008 Predecessor
Operating Revenues
Voyage revenue	$—	$2,072
Time charter revenue	35,008	21,822

	35,008	23,894

Operating Expenses
Voyage expenses	—	1,944
Vessel operating expenses	10,722	7,345
Depreciation	8,786	5,020
General and administrative	2,140	722

Other operating (income) expense	(56)	280

Total operating expenses	21,592	15,311

Operating Income	13,416	8,583

Non Operating Income (Expense)
Interest income	142	302
Interest expense	(4,654)	(8,234)
Realized and unrealized gain on interest rate derivatives	2,275	—

Income before Income Taxes	11,179	651

Income taxes	(26)	(16)

Net Income	$11,153	$635

Weighted average number of common shares outstanding basic and diluted	n/a	100

Net income (loss) per share in $ per share basic and diluted	n/a	(6)

Weighted average number of Class A common shares outstanding
Basic and diluted	46,380,194	n/a

Net income (loss) in $ per share amount
Basic and diluted	$0.23	n/a

Weighted average number of Class B common shares outstanding
Basic and diluted	7,405,956	n/a

Net income (loss) in $ per share amount
Basic and diluted	$0.07	n/a

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Cash Flows

The interim unaudited combined financial information up to March 31, 2009 includes two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger with Marathon Acquisition Corp and the period succeeding the merger, respectively.

(thousands of U.S. dollars)

	Three months ended March, 31
	2009 Successor	2008 Predecessor
Cash Flows from Operating Activities
Net income	$11,153	$635

Adjustments to Reconcile Net Income to Net Cash provided by Operating Activities
Depreciation	8,786	5,020
Amortization of deferred financing costs	374	190

Change in fair value of certain financial derivative instruments	(4,309)	111
Intangible liability amortization	(311)	—

Settlements of hedges which do not qualify for hedge accounting	2,034	—
Share-based compensation	716	—
Decrease (increase) in other receivables and prepaid expenses	386	(1,943)
(Decrease) in amounts payable and other liabilities	(1,531)	(1,322)
Decrease in inventories	—	1,613
Periodic costs relating to drydocks	—	(410)

Net Cash Provided by Operating Activities	17,298	3,894

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	(2,034)	—
Cash paid for purchases of vessels and vessel prepayments	(580)	—

Net Cash Used in Investing Activities	(2,614)	—

Cash Flows from Financing Activities
Variation in restricted cash	—	188,000
Issuance costs of debt	(3,293)	(276)
Dividend payments	(12,371)	—
(Decrease) in amount due to CMA CGM	—	(188,716)
Deemed distribution to CMA CGM	—	(505)

Net Cash Used in Financing Activities	(15,664)	(1,497)

Net(Decrease)/ Increase in Cash and Cash Equivalents	(980)	2,397

Cash and Cash Equivalents at start of Period	26,363	1,891

Cash and Cash Equivalents at end of Period	25,383	4,288

Global Ship Lease, Inc.

Operating Segments

Segment information reported below has been prepared on the same basis that it is reported internally to the Company’s chief operating decision maker. The Company operated under two business models from which it derives its revenues reported within this summary financial information: (i) the provision of vessels by the Company under time charters to container shipping companies and (ii) freight revenues generated by the containerized transportation of a broad range of industrial and consumer goods by the predecessor group. There are no transactions between reportable segments. Following the delivery of the initial 12 vessels in December 2007 and January 2008, the activity consists solely of the ownership and provision of vessels for container shipping under time charters.

The “Adjustment” column in the table below includes the elimination of the containerized transportation activity performed by the predecessor up to March 31, 2008.

During the three months ended March 31, 2009 and 2008 the activities can be analyzed as follows:

	Three months ended March 31 (unaudited)
(thousands of U.S. dollars)
	2009 Successor		2008 Predecessor
	Time Charter	Time Charter	Adjustment	Total
Operating revenues	$35,008	$21,822	$2,072	$23,894

Operating expenses
Voyage expenses	—	—	1,944	1,944
Vessel operating expenses	10,722	7,164	181	7,345
Depreciation	8,786	4,759	261	5,020
General and administrative	2,140	665	57	722
Other operating (income) expenses	(56)	—	280	280

Total operating expense	21,592	12,588	2,723	15,311

Operating income (expenses)	13,416	9,234	(651)	8,583

Interest income	142	302	—	302

Interest expense	(4,654)	(8,234)	—	(8,234)
Realized and unrealized gain on derivatives	2,275	—	—	—

Income (expense) before income taxes	11,179	1,302	(651)	651

Taxes on income	(26)	(16)	—	(16)

Net income (expense)	$11,153	$1,286	$(651)	$635

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED COMBINED FINANCIAL STATEMENTS

THREE MONTH PERIOD ENDED MARCH 31, 2009

Global Ship Lease, Inc.

Interim Unaudited Combined Balance Sheets

The interim unaudited combined financial statements up to March 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

	Note	March 31, 2009 Successor	December 31, 2008 Successor
Assets

Cash and cash equivalents		$25,383	$26,363
Restricted cash		3,026	3,026
Accounts receivable		912	638
Prepaid expenses		638	734
Other receivables		1,160	1,713
Deferred financing costs		1,008	526

Total current assets		32,127	33,000

Vessels in operation	5	898,048	906,896
Vessel deposits		15,780	15,720
Other fixed assets		18	21
Intangible assets – purchase agreement		7,840	7,840
Deferred financing costs		5,568	3,131

Total non-current assets		927,254	933,608

Total Assets		$959,381	$966,608

Liabilities and Stockholders’ Equity

Liabilities

Intangible liability – charter agreements		$1,863	$1,608
Accounts payable		275	36
Accrued expenses		4,092	6,436
Derivative instruments	11	12,152	10,940

Total current liabilities		18,382	19,020

Long term debt	6	542,100	542,100
Preferred shares	10	48,000	48,000
Intangible liability - charter agreements		25,782	26,348
Derivative instruments	11	30,580	36,101

Total long-term liabilities		646,462	652,549

Total Liabilities		$664,844	$671,569

Commitments and contingencies	8	—	—

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Balance Sheets (continued)

The interim unaudited combined financial statements up to March 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

	Note	March 31, 2009 Successor	December 31, 2008 Successor
Stockholders’ Equity

Class A Common stock - authorized 214,000,000 shares with a $.01 par value; 46,380,194 shares issued and outstanding	10	464	339
Class B Common stock - authorized 20,000,000 shares with a $.01 par value; 7,405,956 shares issued and outstanding	10	74	74
Class C Common stock - authorized 15,000,000 shares with a $.01 par value; 12,375,000 shares issued, converted to class A common shares on January 1, 2009	10	—	124

Retained earnings (deficit)		(65,679)	(9,338)
Net income (loss) for the period		11,153	(43,970)
Additional paid in capital		348,525	347,810

Total Stockholders’ Equity		294,537	295,039

Total Liabilities and Stockholders’ Equity		$959,381	$966,608

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Income

The interim unaudited combined financial statements up to March 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars except share data)

		Three months ended March 31,
	Note	2009 Successor	2008 Predecessor
Operating Revenues
Voyage revenue		$—	$2,072
Time charter revenue		35,008	21,822

		35,008	23,894

Operating Expenses
Voyage expenses		—	1,944
Vessel operating expenses		10,722	7,345
Depreciation	5	8,786	5,020
General and administrative		2,140	722
Other operating (income) expense		(56)	280

Total operating expenses		21,592	15,311

Operating Income		13,416	8,583

Non Operating Income (Expense)
Interest income		142	302
Interest expense		(4,654)	(8,234)
Realized and unrealized gain on interest rate derivatives	11	2,275	—

Income before Income Taxes		11,179	651

Income taxes		(26)	(16)

Net Income		$11,153	$635

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Income (continued)

The interim unaudited combined financial statements up to March 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars except share data)

		Three months ended March 31,
	Note	2009 Successor	2008 Predecessor
Weighted average number of common shares outstanding basic and diluted		n.a.	100

Net income (loss) per share in $ per share basic and diluted		n.a.	(6)

Weighted average number of Class A common shares outstanding Basic and diluted	13	46,380,194	n/a

Net income (loss) in $ per share amount Basic and diluted	13	$0.23	n/a

Weighted average number of Class B common shares outstanding Basic and diluted	13	7,405,956	n/a

Net income (loss) in $ per share amount Basic and diluted	13	$0.07	n/a

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Cash Flows

The interim unaudited combined financial statements up to March 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

		Three months ended March, 31
	Note	2009 Successor	2008 Predecessor
Cash Flows from Operating Activities
Net income		$11,153	$635

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activitiess
Depreciation	5	8,786	5,020
Amortization of deferred financing costs		374	190
Change in fair value of certain financial derivative instruments	11	(4,309)	111
Intangible liability amortization		(311)	—

Settlements of hedges which do not qualify for hedge accounting	11	2,034	—
Share-based compensation	12	716	—
Decrease (increase) in other receivables and prepaid expenses		386	(1,943)
(Decrease) in amounts payable and other liabilities		(1,531)	(1,322)
Decrease in inventories		—	1,613
Periodic costs relating to drydocks		—	(410)

Net Cash Provided by Operating Activities		17,298	3,894

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	11	(2,034)	—
Cash paid for purchases of vessels and vessel prepayments		(580)	—

Net Cash Used in Investing Activities		(2,614)	—

Cash Flows from Financing Activities
Variation in restricted cash		—	188,000
Issuance costs of debt		(3,293)	(276)
Dividend payments	10	(12,371)	—
(Decrease) in amount due to CMA CGM		—	(188,716)
Deemed distribution to CMA CGM		—	(505)

Net Cash Used in Financing Activities		(15,664)	(1,497)

Net (Decrease) / Increase in Cash and Cash Equivalents		(980)	2,397

Cash and Cash Equivalents at start of Period		26,363	1,891

Cash and Cash Equivalents at end of Period		25,383	4,288

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Cash Flows (continued)

The interim unaudited combined financial statements up to March 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

Three months ended March 31,
	Note	2009 Successor	2008 Predecessor
Supplemental Information

Non cash investing and financing activities

Total interest paid during period		$3,764	$6,339
Tonnage tax paid during period		$—	—

Income tax paid		$—	$—

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Stockholders’ Equity

The interim unaudited combined financial statements up to March 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

	Number of Common Stock at $0.01 Par value	Common Stock	Accumulated Earnings (Deficit)	Net Income	Due to CMA CGM	Accumulated Other Comprehensive Income	Additional paid in Capital	Stockholders’ Equity
Balance at December 31, 2007 (Predecessor)	100	$—	$(96,925)	$16,776	$162,885	$4,739	$—	$87,475

Change in amount due from CMA CGM	—	—	—	—	(188,716)	—	—	(188,716)
Allocation of prior year net income	—	—	(4,967)	(16,776)	21,743	—	—	—
Other effect of the transfer of the two vessels in 2008	—	—	—	651	4,088	(4,739)	—	—
Deemed distribution to CMA CGM	—	—	(505)	—	—	—	—	(505)
Net income for the period	—	—	—	7,417	—	—	—	7,417
Allocation of net income			8,068	(8,068)	—	—	—	—

Balance at August 14, 2008 (Predecessor)	100	—	(94,329)	—	—	—	—	(94,329)

Elimination of historical stockholders’ equity	(100)	—	94,329	—	—	—	—	94,329
Recognition of GSL Holdings stockholders’ equity pre-merger	26,685,209	266	6,286	—	—	—	175,375	181,927

Issuance of shares and warrants in connection with the merger (note 1)
Class A	6,778,650	68	—	—	—	—	51,672	51,740
Class B	7,405,956	74	—	—	—	—	26,043	26,117
Class C	12,375,000	124	—	—	—	—	89,348	89,472
Warrants	—	—	—	—	—	—	1,184	1,184
Warrants exercised into Class A shares (note 10)	504,502	5	—	—	—	—	3,021	3,026
Restricted Stock Units (note 12)	—	—	—	—	—	—	1,167	1,167
Net (loss) for the period	—	—	—	(43,970)	—	—	—	(43,970)
Dividends declared	—	—	(15,624)	—	—	—	—	(15,624)

Balance at December 31, 2008 (Successor)	53,749,317	537	(9,338)	(43,970)	—	—	347,810	295,039

Allocation of prior year net income	—	—	(43,970)	43,970	—	—	—	—

Class C shares converted to Class A
Class C	—	(124)	—	—	—	—	—	(124)
Class A	—	124	—	—	—	—	—	124

Restricted Stock Units (note 12)	—	—	—	—	—	—	716	716

Shares issued (note 10)	36,833	1	—	—	—	—	(1)	—

Net (loss) for the period	—	—	—	11,153	—	—	—	11,153

Dividends declared (note 10)	—	—	(12,371)	—	—	—	—	(12,371)

Balance at March 31, 2009 (Successor)	53,786,150	$538	$(65,679)	$11,153	$—	$—	$348,525	$294,537

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

The unaudited interim financial statements are for the periods January 1, 2009 to March 31, 2009 (period titled “Successor” reflecting results of the combined operations following the merger) and January 1, 2008 to March 31, 2008 (period labeled “Predecessor”, reflecting the results of operations as historically reported of Global Ship Lease, Inc. prior to the merger). Under Predecessor accounting rules, the period January 1, 2008 to March 31, 2008 includes for a few days of January 2008 the results of the vessels when they were owned and operated by CMA CGM (rather than Global Ship Lease, Inc.) in its business of carrying containerized cargo prior to their sale to the Company (see Note 9).

As the merger was consummated on August 14, 2008, the balance sheet as of March 31, 2009 and December 31, 2008 (both labeled “Successor”) reflects the acquisition under the purchase method of accounting of all the identified assets and assumed liabilities of Global Ship Lease, Inc.

The term “Company” refers to both Successor and Predecessor periods.

2.	Nature of Operations and Basis of Preparation

The Company has a business of owning and chartering out containerships under long term time charters. It contracted under an asset purchase agreement dated December 5, 2007, subject to certain conditions, to acquire 17 containerships from CMA CGM. Of these, 10 were purchased by the Company during December 2007, two in January 2008 and four in December 2008. The remaining vessel is scheduled to be purchased in July 2009. All vessels are, or will be, time chartered to CMA CGM for remaining terms ranging from four to seventeen years. The Company has also entered into an agreement with German interests to acquire in the fourth quarter of 2010 two newbuildings for approximately $77 million per vessel. These vessels will be chartered to ZIM Integrated Shipping Services Limited (“ZISS”) for a period of seven years that could be extended to eight years at ZISS’s option.

Fleet

The following table provides information about the 16 vessels in the fleet chartered to CMA CGM and reflected in these unaudited combined financial statements:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL(2)	Charter Remaining Duration (years)	Daily Charter Rate ($)
Ville d’Orion	4,113	1997	December 2007	4	$28,500
Ville d’Aquarius	4,113	1996	December 2007	4	$28,500
CMA CGM Matisse	2,262	1999	December 2007	8	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	8	$18,465
Delmas Keta	2,207	2003	December 2007	9	$18,465
Julie Delmas	2,207	2002	December 2007	9	$18,465
Kumasi	2,207	2002	December 2007	9	$18,465
Marie Delmas	2,207	2002	December 2007	9	$18,465
CMA CGM La Tour	2,272	2001	December 2007	8	$18,465
CMA CGM Manet	2,272	2001	December 2007	8	$18,465
CMA CGM Alcazar	5,100	2007	January 2008	12	$33,750
CMA CGM Château d’lf	5,100	2007	January 2008	12	$33,750
CMA CGM Thalassa	10,960	2008	December 2008	17	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	14	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	14	$25,350
CMA CGM America	4,045	2006	December 2008	14	$25,350

(1)	Twenty-foot Equivalent Units.
(2)	The table shows purchase dates of vessels related to the Company’s time charter business, which occurred during both the Predecessor and Successor period.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

The following table provides information about the contracted fleet not reflected in these unaudited combined financial statements, other than deposits paid on Hull 789 and Hull 790:

Vessel Name	Capacity in TEUs (1)	Year Built	Estimated Delivery Date to GSL	Charterer	Charter Duration (years)		Daily Charter Rate ($)
CMA CGM Berlioz (2)	6,627	2001	July 2009	CMA CGM	12		$34,000
Hull 789 (3)	4,250	2010	October 2010	ZISS	7-8	(4)	$28,000
Hull 790 (3)	4,250	2010	December 2010	ZISS	7-8	(4)	$28,000

(1)	Twenty-foot Equivalent Units.
(2)	Contracted to be purchased from CMA CGM (note 8).
(3)	Contracted to be purchased from German interests (note 8).
(4)	Seven years charter that could be extended to eight years at Charterer’s option.

In accordance with the terms of the waiver the Company agreed on April 29, 2009 with the lenders under its $800 million credit facility agreement (see Note 14), there will be no loan to value test performed during the period April 30, 2009 to June 30, 2009. Loan to value tests would otherwise have been required as at April 30, 2009. The Company is in active discussions with its lenders to amend the facility agreement in respect to loan to value. If the Company does not successfully amend the facility agreement by June 30, 2009 or agree a further waiver of the need to perform loan to value tests, and its loan to value ratio is above 100%, the lenders may declare an event of default and accelerate some or all of the debt. Any amount of the long term debt which is declared to be immediately repayable will be reclassified as current. Management expects that agreement will be reached and that, in any event, the lenders will not call the debt due to the Company’s stable business model, which is unchanged since the Company commenced operations and which generates largely predictable cash flows supported by long-term charter and other contracts. Further, the Company is compliant with all of its other financial covenants. As a result of management’s plan to address the situation, the relevant debt is classified as non-current in the interim balance sheet. The interim unaudited combined financial statements have been prepared assuming that the Company will continue as a going concern.

3.	Unaudited Supplemental Pro Forma Information under FAS 141

The following pro forma information for the period ended March 31, 2008 assumes that the merger of the Company with Marathon occurred at the beginning of the reporting period being presented.

Three months ended March 31, 2008
Operating revenue	$23,567

Net income	$5,294

Pro forma net income per share in $

Weighted average number of Class A common shares outstanding (a)
Basic	33,463,859
Diluted	44,212,446
Net income per share amount
Basic	$0.16
Diluted	$0.12

Weighted average number of Class B common shares outstanding (a)
Basic	7,405,956
Diluted	7,405,956
Net income per share amount
Basic	$—
Diluted	$—

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair value presentation of results for the interim periods presented. The accounting policies used to prepare the accompanying financial information are consistent with those used to prepare the annual audited financial statements, which will be filed in due course, and are shown in full below.

(a)	Basis of combination

The accompanying unaudited combined financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) and include the financial statements of the Company and its wholly-owned subsidiaries, together with the carve-out information during the period CMA CGM owned the vessels and the merger referred to in note 1. All inter-company accounts have been eliminated on consolidation. For the Successor period, the Company’s financial statements have been prepared on a consolidated basis.

The accounting policies for the Company are identical for both the period of ownership by CMA CGM and the Predecessor. The accounting policies have been consistently applied throughout the periods presented.

(b)	Use of estimates

The preparation of unaudited combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited combined financial statements and the accompanying notes. It is reasonably possible that actual results differ from those estimates. Allocation methodologies used to prepare the unaudited combined financial statements are based on estimates and have been described in the notes, where appropriate.

(c)	Cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(d)	Restricted cash

Cash and cash equivalent subject to restrictions are excluded from cash and cash equivalent in the balance sheet and are presented as restricted cash.

(e)	Accounts receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts unless the accounts are subject to legal action, and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed as past-due based on contractual terms.

During the period of operations under ownership by CMA CGM, customers were shippers, comprising exporters and importers, and intermediaries, also known as freight forwarders. At that time, the Company sub contracted certain freight recruitment and payment collections to shipping agencies who were obligated to pay for services provided if a customer defaulted on payment. Amounts receivable directly from final customers or shipping agents were shown within accounts receivables. An allowance for doubtful accounts was established for amounts that were considered uncollectible at year-end, based on review of outstanding invoices.

(f)	Inventories

Inventories consisted of bunkers on board vessels and lubricants in the period when the vessels were owned by CMA CGM. They are valued at cost on a first-in-first-out basis. Inventory costs include the transfer from equity of any gains/losses on qualifying cash flow hedges relating to inventory purchases.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(g)	Vessels

Vessels are recorded at their acquisition cost (less an amount allocated to dry dock component), less accumulated depreciation and impairment loss, if any. Following the merger described in note 1, the vessels are recorded at their fair value less a proportion of the negative goodwill arising on the acquisition allocated to these vessels.

Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. Other borrowing costs are expensed as incurred.

Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. During the period of ownership by CMA CGM when the vessels were earning freight revenues generated by the containerized transportation, the useful life was estimated as 25 years. Following the sale of the vessels to the Company, the nature of operations changed significantly and from this date, the vessels are earning time charter income from the chartering out of the vessels instead of from carrying cargo. On this new basis of operations the useful life was reassessed and estimated to be 30 years.

Prepayments and costs directly related to the future acquisition of vessels are presented in the balance sheet as vessel deposits.

(h)	Drydocking costs

Vessels are drydocked approximately every five years for major repairs and maintenance that cannot be performed while the vessels are operating. Costs directly associated with the required regulatory inspection of the ship, its hull and its machinery and for the defouling and repainting of the hull are capitalized as they are incurred and depreciated on a straight line basis over the period between drydocks. Upon initial purchase, an element of the cost of a vessel is allocated to a drydock component which is amortised on a straight line basis to the anticipated next dry dock.

(i)	Intangible assets – purchase agreement

In connection with the merger (note 1), the Company recognised an intangible asset arising from the comparison of the acquisition prices per the asset purchase agreement and the estimated fair value at the merger date of the vessels yet to be purchased. This intangible asset is not amortized and has or will be transferred to the appropriate vessel on delivery.

Intangible assets are tested for impairment annually or more frequently due to events or changes in circumstances that indicate that the asset might be impaired. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s net book value, then the asset is deemed to be impaired and written down to its fair value.

(j)	Valuation of long-lived assets

In accordance with SFAS No. 144, “Impairment of long-lived assets”, intangible and fixed assets such as vessels, are reviewed for impairment when events or changes in circumstances indicate that it’s carrying amount may not be recoverable. An impairment loss is recognized when the sum of the expected future cash flows (undiscounted and without interest) from the asset over its estimated remaining useful life is less than its carrying amount. An impairment loss is recorded equal to the amount by which the asset’s carrying amount exceeds its fair value. Fair value is the net present value of future cash flows discounted by an appropriate discount rate.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(k)	Derivative instruments

(i)	Interest rate hedging activities

The Company has entered into certain hedging agreements in connection with its borrowings.

Interest rate derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and qualifies as a hedging instrument, and if so, the nature of the item being hedged.

The Company’s interest rate derivative instruments do not qualify for hedge accounting. Changes in the fair value, as well as cash settlements of interest rate derivative instruments, are recognized immediately in the statement of income within “Realized and unrealized gain on interest rate derivatives”. Cash flows related to interest rate derivatives (including payments and periodic cash settlements) are included within “Net cash provided (used) by investing activities”.

The fair value of derivatives is presented on the face of the balance sheet under the line item “Derivative instruments” and are split into their current and non-current portions based on the net cash flows expected within one year.

(ii)	Commodity hedging activities

Since the acquisition of the vessels from CMA CGM, the Company has not entered into any bunker derivative instruments and has not undertaken any bunker hedging activities. However these were activities undertaken during the period when the vessels were owned by CMA CGM.

Voyage operating expenses, incurred during period of operations under ownership by CMA CGM, were highly dependent on the cost of bunkers. During this period, the risk management policy was to hedge the price risk on anticipated bunker consumption through “over-the-counter” derivative instruments such as swaps and options.

Derivatives were initially recognized at fair value on the date a derivative contract was entered into and were subsequently re-measured at fair value. The method of recognizing the resulting gain or loss depended on whether the derivative was designated as a hedging instrument, and if so, the nature of the item being hedged. Certain derivatives were designated as hedges of highly probable forecast transactions (cash flow hedge). The fair value of derivatives is presented on the face of the balance sheet under the line item “Derivative instruments”.

The effective portion of changes in the fair value of derivatives that were designated and qualified as cash flow hedges were recognized in equity within “Accumulated other comprehensive income (loss).” The gain or loss relating to the ineffective portion was recognized immediately in the statement of income.

Amounts accumulated in equity were recycled in the statement of income in the periods when the hedged item affected profit or loss when the forecast transaction that was hedged took place. When the forecast transaction that was hedged resulted in the recognition of a non-financial asset (for example, inventory when bunker purchases were hedged), the gains and losses previously deferred in equity were transferred from equity and included in the initial measurement of the cost of the asset

When a hedging instrument expired or was sold, or when a hedge no longer met the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remained in equity and was recognized when the forecast transaction was ultimately recognized in the statement of income. When a forecast transaction was no longer expected to occur, the cumulative gain or loss that was reported in equity was immediately transferred to the statement of income.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(ii)	Commodity hedging activities (continued)

The statement of income impact (effective and ineffective portion) of bunker hedging activities that qualified as cash flow hedges was presented in the line item “Voyage expenses.” The settlement of transactions that qualified as cash flow hedges was presented within “Net cash provided (used) by operating activities”.

Certain bunker derivative instruments contracted by CMA CGM did not qualify for hedge accounting. These transactions were recorded at fair value within the balance sheet with related gains and losses recorded in earnings. The statement of income impact of such derivatives was presented in the line item “Other operating income (expense).”

(l)	Deferred finance costs

Costs incurred in connection with obtaining long-term debt are recorded as deferred financing costs and are amortized to interest expense over the estimated duration of the related debt. Such costs include fees paid to the lenders or on the lenders’ behalf and associated legal and other professional fees.

(m)	Preferred shares

Preferred shares have been included within liabilities in the combined balance sheet and preferred share dividends included within interest expense in the combined income statement as their nature is similar to that of a liability rather than equity. Holders of these mandatorily redeemable preferred shares are entitled to receive a quarterly dividend equal to 3-month LIBOR plus 2% of the original issue price and rank senior to the Class A, Class B and Class C common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

(n)	Intangible liabilities – charter agreements

In connection with the merger (note 1), the Company recognised an intangible liability using the market approach wherein the Company’s actual charter agreements were compared to market rates at the merger date.

These intangible lease liabilities are amortized as an increase of time charter revenue over the remaining term of the relevant charter.

(o)	Other comprehensive income (loss)

Other comprehensive income (loss), which was reported in the accompanying combined statement of equity, consisted of net income (loss) and other gains and losses affecting equity that, under US GAAP, were excluded from net income (loss). Other comprehensive income (loss) included the effective portion of derivative financial instruments that qualified as hedge accounting which were deferred in accordance with accounting principles described above, and the impact of the translation of foreign currency statements, as certain subsidiary entities had a functional currency different from the U.S. dollar.

(p)	Comparative figures

Certain of the figures presented in the balance sheet have been reclassified for comparative purposes to conform to the financial statement presentation adopted for the current year.

(q)	Segment information

Segment information has been prepared on the same basis that it is reported internally to the Company’s chief operating decision maker. The Company operated under two business models from which it derives its revenues reported within these financial statements: (i) the provision of vessels by the Company under time charters to container shipping companies and (ii) freight revenues generated by the containerized transportation of a broad range of industrial and consumer goods by the Predecessor group. There are no transactions between reportable segments.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(r)	Revenue recognition and related operating expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such revenues are accounted for as operating leases and are therefore recognized on a straight line basis as the average revenues over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss would be recognized in the period when such accumulated loss is determined.

Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred.

Freight revenues earned during the period of the vessels’ ownership by CMA CGM and related costs directly attributable to loaded container movements were recognized on delivery of the loaded container to its final destination. Freight revenues and costs directly attributable to containers not delivered at the closing date, excluding mainly time based costs such as charter costs, fuel and oil consumption and port taxes and expenses, were reported as “other receivables” and “other payables”. A provision for net realizable value was recorded only when all costs necessary to complete the delivery of the service exceeded the corresponding expected freight revenue.

(s)	Foreign currency transactions

The Company’s functional currency is the U.S. dollar as substantially all revenues and a majority of expenditures are denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet dates. Expenses paid in foreign currencies are recorded at the rate of exchange at the transaction date. Exchange gains and losses are included in the determination of net income.

(t)	Repairs and maintenance

All expenditures relating to routine maintenance and repairs are expensed when incurred.

(u)	Insurance

The Company maintains hull and machinery insurance, war risk insurance, protection and indemnity insurance coverage, increased value insurance, demurrage and defence insurance coverage in amounts considered prudent to cover normal risks in the ordinary course of its operations. Premiums paid in advance to insurance companies are recognized as prepaid expenses and expensed over the period covered by the insurance contract.

(v)	Share based compensation

The Company awards restricted stock units to its employees and directors which vest based on service conditions only, over a period of time up to three years from the award date.

The fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, as adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the vesting period.

(w)	Income taxes

The Company and its Marshall Island subsidiaries are exempt from taxation in the Marshall Islands. The Company’s Cypriot subsidiaries are liable for a tax based on the tonnage of each vessel.

The Company has one subsidiary in the United Kingdom which was incorporated in 2007, where the principal rate of corporate income tax is 28% (2008: 30%). This subsidiary earns management and other fees from fellow subsidiary companies.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(w)	Income taxes (continued)

During the period of the vessels’ ownership by CMA CGM, the Company was liable for a tax based on the tonnage of each vessel.

The Company accounts for deferred income taxes using the liability method, which requires the determination of deferred tax assets and liabilities, based upon temporary timing differences that arise between the financial statement and tax bases of recording assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance where appropriate, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. However, with regard to a deferred tax asset arising from the recognition of compensation costs for share awards, the Company recognizes a deferred asset based on the compensation cost booked in the reporting period with no adjustment for a valuation allowance, in accordance with the requirements of FAS 123R “Accounting for stock based compensation”.

(x)	Dividends

Dividends are recorded in the period in which they are declared by the Company’s Board of directors. Dividends to be paid are presented in the combined balance sheet in the line item “dividend payable”.

(y)	Earnings per share

In accordance with SFAS No. 128, Earnings Per Share, basic earnings per common share is based on income available to common shareholders divided by the weighted-average number of common shares outstanding during the period, excluding non-vested restricted stock units. Diluted earnings per common share is calculated by applying the treasury stock method. All outstanding warrants and non-vested restricted stock units that have a dilutive effect are included in the calculation. The basic and diluted Earnings Per Share for the Successor period is presented for each category of participating common shares under the two-class method.

(z)	Recently issued accounting standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“FAS 157”). FAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Previously, guidance for applying fair value was incorporated in several accounting pronouncements. The new statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not add any new fair value measurements, it did change previous practice. One such change is a requirement to adjust the value of non-vested stock for the effect of the restriction even if the restriction lapses within one year. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of FAS 157 on January 1, 2008, did not have a material impact on the unaudited combined financial statements of the Company.

In November 2007, the FASB provided under FASB Staff Position (“FSP”) FSP 157-2 a one year deferral for the implementation of FAS 157 for non-financial assets and liabilities reported or disclosed at fair value in the financial statements on a nonrecurring basis.

SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), was issued in December 2007 (“FAS 141(R)”). FAS 141(R) requires that upon initially obtaining control, an acquirer will recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target. Additionally, contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration and transaction costs will be expensed as incurred. FAS 141(R) also modifies the recognition for pre-acquisition contingencies, such as environmental or legal issues, restructuring plans and acquired research and development value in purchase accounting. FAS 141(R) amends Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, to require the acquirer to recognize changes in the amount of its

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(z)	Recently issued accounting standards (continued)

deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. FAS 141(R) is effective for fiscal years beginning after December 15, 2008. Adoption is prospective and early adoption is not permitted. The Company expects to adopt FAS 141 (R) on January 1, 2009. FAS 141(R)’s impact on accounting for business combinations is dependent upon acquisitions at that time. The Company does not anticipate any material impact from the adoption of FAS 141 (R).

SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“FAS 160”), was issued in December 2007. FAS 160 clarifies the classification of non-controlling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such non-controlling interests. Under FAS 160 non-controlling interests are considered equity and should be reported as an element of consolidated equity, net income will encompass the total income of all consolidated subsidiaries and there will be separate disclosure on the face of the income statement of the attribution of that income between the controlling and non-controlling interests, and increases and decreases in the non-controlling ownership interest amount will be accounted for as equity transactions. FAS 160 is effective for the first annual reporting period beginning on or after December 15, 2008, and earlier application is prohibited. FAS 160 is required to be adopted prospectively, except for the reclassification of non controlling interests to equity, separate from the parent’s shareholders’ equity, in the consolidated statement of financial position and recasting consolidated net income (loss) to include net income (loss) attributable to both the controlling and non-controlling interests, both of which are required to be adopted retrospectively. The Company expects to adopt FAS 160 on January 1, 2009 and does not anticipate any material impact of this adoption on its unaudited combined financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 161”). FAS 161 expands disclosures previously required under FAS 133 about how derivatives and hedging activities affect the Company’s financial position, financial performance, and cash flow. FAS 161 is effective for fiscal years beginning after November 15, 2008. The Company expects to adopt FAS 161 on January 1, 2009. FAS 161’s will extend the disclosures provided in notes to the unaudited combined financial statements related to derivative instruments and hedging activities.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company does not expect the adoption of FSP 142-3 to have a material impact on its unaudited combined financial statements.

The FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles “ (“FAS 162”) in May 2008, which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. The effective date of FAS 162 is November 15, 2008. The adoption of FAS 162 did not change the Company’s accounting policies nor did it have an effect on its results of operations or financial position.

In June 2008, the FASB ratified the consensus reached on EITF Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-05”). EITF 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under FAS 133. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. The Company does not expect the adoption of EITF 07-05 to have a material impact on its unaudited combined financial statements.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(z)	Recently issued accounting standards (continued)

In June 2008, the FASB issued FSP no. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“EITF 03-6-1”). FSP EITF 03-6-1 clarifies whether instruments granted in share-based payment transactions should be included in the computation of EPS using the two-class method prior to vesting. The Company is in the process of analyzing the impact of FSP EITF03-6-1, which is effective for financial statements issued for fiscal years beginning after December 15, 2008.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the unaudited combined financial statements of the Company.

On April 9, 2009, the FASB issued FASB Staff Position (FSP) No. 107-1 and APB 28-1 (FSP 107-1 and APB 28-1), “Interim Disclosures about Fair Value of Financial Instruments.” This FSP requires disclosures of fair value for any financial instruments not currently reflected at fair value on the balance sheet for all interim periods. This FSP is effective for interim and annual periods ending after June 15, 2009 and should be applied prospectively. The Company does not expect any material financial statement implications relating to the adoption of this FSP.

On April 9, 2009 the FASB issued FSP No. 115-2 and Financial Accounting Standard (FAS) 124-2 (FSP No. 115-2 and FAS 124-2), “Recognition and Presentation of Other Than Temporary Impairments.” This FSP is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. This FSP also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This FSP is effective for interim and annual periods ending after June 15, 2009 and should be applied prospectively. The Company does not expect any material financial statement implications relating to the adoption of this FSP.

It is expected that the “Financial Accounting Standards Board (FASB) Accounting Standards Codification ” (the Codification) will be effective on July 1, 2009, officially becoming the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP), superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related accounting literature. After that date, only one level of authoritative GAAP will exist. All other accounting literature will be considered non-authoritative. The Codification reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included in the Codification is relevant Securities and Exchange Commission (SEC) guidance organized using the same topical structure in separate sections within the Codification. This will have an impact to the Company’s financial statements since all future references to authoritative accounting literature will be references in accordance with the Codification.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the unaudited combined financial statements of the Company.

5.	Vessels in Operation, less Accumulated Depreciation

	March 31, 2009 Successor	December 31, 2008 Successor
Cost	$915,562	$915,627
Accumulated Depreciation	(17,514)	(8,731)

Net Book Value	$898,048	$906,896

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Long-Term Debt

Long-term debt is summarized as follows:

	March 31, 2009 Successor	December 31, 2008 Successor
Credit facility, at Libor USD + 1.25% to 2.75% (below)	$542,100	$542,100
Less current installments of long-term debt	—	—

Closing balance	$542,100	$542,100

The Company established a $800,000 senior secured credit facility with Fortis Bank, Citibank, HSH Nordbank, Sumitomo Mitsui, KFW and DnB Nor Bank. On February 10, 2009 the Company announced it had amended the terms of this agreement, and the following terms reflect the amended agreement. The margin applicable on interest payable under the credit facility varies from 1.25% to 2.75% over LIBOR depending on the “leverage ratio”, which is the ratio of the balance outstanding on the credit facility to the aggregate market value of the vessels, as determined from time to time. The Company also pays a commitment fee of 0.50% per annum based on the undrawn portion of the credit facility (0.25% per annum up to February 10, 2009), which amounted to $252,527 at March 31, 2009. The credit facility amount will reduce commencing four years from the date of the closing of the facility which was in December 2007 in 16 quarterly installments.

This credit facility is secured by, inter alia, first priority mortgages on each of the vessels in the security package, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The financial covenants within the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

The credit facility also has a loan to value maintenance covenant of 100% for the period, applicable for test dates in the period April 30, 2009 to April 30, 2010. During this period, the Company will have no restrictions on its ability to distribute dividends unless the loan to value ratio exceeds 90%, at which point the Company will be required to place 50% of its quarterly cash available for distribution in a pledged account. The pledged account would be released back to the Company if loan to value falls back below 90% during a subsequent valuation period. If the loan to value ratio exceeds 100%, the Company may be required to provide additional security to reduce the loan to value ratio to below 100%.

In connection with the amendment of the terms of the Company’s $800 million credit agreement in February 2009, Global Ship Lease, Inc. paid $3,293 for amendment fees and other related costs. These costs are reported in the balance sheet as deferred financing costs. As the borrowing capacity under the new terms was reduced in that amortization of the facility was brought forward by one year, the unamortized portion of deferred financing costs existing prior to the amendment in February 2009 was written off in proportion to the decrease in the borrowing capacity. This amounted to $176. . The remaining unamortized deferred financing costs existing at the time of the amendment are deferred and amortized over the amended terms of the credit agreement.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger, the parent company of Global Ship Lease, Inc. and at March 31, 2009 is a significant shareholder of the Company, owning certain Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	March 31, 2009 Successor	December 31, 2008 Successor
Current account (below)	$413	$1,040

Amounts due to CMA CGM companies presented within liabilities	$413	$1,040

Current account (below)	$912	$958

Amounts due from CMA CGM companies presented within assets	$912	$958

CMA CGM subsidiaries provide Global Ship Lease, Inc. and its subsidiaries with certain ship management services related to the operation of the Company’s fleet. The current account at March 31, 2009 and December 31, 2008 related to amounts payable by or recoverable from CMA CGM.

CMA CGM holds all of the Series A preferred shares of the Company. During the quarter, the Company paid CMA CGM a dividend of $1,291 relating to 2008, and $443 relating to the three months ended March 31, 2009 (2008: $nil).

Asset Purchase Agreement

As reported in note 2, the Company entered into an asset purchase agreement with CMA CGM on December 5, 2007. Under the asset purchase agreement, the Company is committed, subject to financing, to purchasing a further vessel from CMA CGM for a price of $82,000, with an expected purchase date of July 2009.

Time Charter Agreements

All 16 vessels owned during the period were time chartered to CMA CGM. Of the three vessels due to be delivered during 2009 to 2010, one has been chartered to CMA CGM. Under each of the time charters, hire is paid in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods of between four and seventeen years. Of the $1,772,899 maximum future charter hire receivable for the total fleet set out in note 8, $1,650,201 relates to the 17 ships chartered or to be chartered to CMA CGM (including the vessel due for delivery).

Ship Management Agreement

The Company outsources day to day technical management of its vessels to a ship manager, CMA Ships Ltd a wholly owned subsidiary of CMA CGM, that is closely supervised by the Company’s own staff. The Company pays CMA Ships Ltd an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew and lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.4 and $8.8 per day depending on the vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the three months ended March 31, 2009 amounted to $456 (2008: $335).

Except for transactions with CMA CGM, the Company did not enter into any other related party transactions.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

8.	Commitments and Contingencies

Contracted Vessel Purchases

As reported in note 2 and note 7, the Company has contracted to purchase a further vessel from CMA CGM at a cost of $82,000. In addition, the Company is committed to purchasing two vessels from German interests in the fourth quarter of 2010 for approximately $77,000 each. A deposit of 10% has been paid for these two vessels.

Charter Hire Receivable

The Company has entered into long term charters for its vessels owned at March 31, 2009. The charter hire (including that relating to vessels due for delivery in 2009 and 2010), is paid in advance and the daily rate is fixed for the duration of the charter. The charters are for periods of between five and 17 years and the maximum annual charter hire receivable for the fleet of 16 vessels as at March 31, 2009 and for the total contracted fleet of 19 vessels, taking account of actual or anticipated delivery dates and before allowance for any off-hire periods, is as follows:

Year ending March 31	Fleet operated as at March 31, 2009	Total fleet to be operated
2010	$144,347	$153,170
2011	144,347	163,953
2012	144,742	177,682
2013	138,533	171,383
Thereafter	908,716	1,106,711

	$1,480,685	$1,772,899

9.	Operating Segments

Segment information reported below has been prepared on the same basis that it is reported internally to the Company’s chief operating decision maker. The Company operated under two business models from which it derives its revenues reported within these unaudited combined financial statements: (i) the provision of vessels by the Company under time charters to container shipping companies and (ii) freight revenues generated by the containerized transportation of a broad range of industrial and consumer goods by the Predecessor group. There are no transactions between reportable segments. Following the delivery of the initial 12 vessels in December 2007 and January 2008, the activity consists solely of the ownership and provision of vessels for container shipping under time charters.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

9.	Operating Segments (continued)

The “Adjustment” column in the table below includes the elimination of the Containerized Transportation activity performed by the Predecessor up to March 31, 2008.

During the three months ended March 31, 2009 and 2008 the activities can be analyzed as follows:

	Three months ended March 31
	2009 Successor	2008 Predecessor
	Time Charter	Time Charter	Adjustment	Total
Operating revenues	$35,008	$21,822	$2,072	$23,894

Operating expenses
Voyage expenses	—	—	1,944	1,944
Vessel operating expenses	10,722	7,164	181	7,345
Depreciation	8,786	4,759	261	5,020
General and administrative	2,140	665	57	722
Other operating (income) expenses	(56)	—	280	280

Total operating expense	21,592	12,588	2,723	15,311

Operating income (expenses)	13,416	9,234	(651)	8,583

Interest income	142	302	—	302

Interest expense	(4,654)	(8,234)	—	(8,234)
Realized and unrealized gain on derivatives	2,275	—	—	—

Income (expense) before income taxes	11,179	1,302	(651)	651

Taxes on income	(26)	(16)	—	(16)

Net income (expense)	$11,153	$1,286	$(651)	$635

10.	Share Capital

At March 31, 2009 the Company has two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until at least the third quarter of 2011. Until January 1, 2009 the Company had three classes of common shares but on that date the 12,375,000 Class C common shares issued by the Company were converted into Class A common shares on a one-for-one basis.

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable on August 14, 2011 and are required to be redeemed earlier using the proceeds of the exercise of any Public Warrants. The shares are redeemed each time that proceeds from the exercise of warrants reach $5,000. As at March 31, 2009 total proceeds received from the exercise of warrants classified in the balance sheet as restricted cash were $3,026, and therefore none of the preferred shares were redeemed. Series A preferred shares are classified as a liability. The dividend that preferred shares holders are entitled to receive quarterly is presented as part of interest expense.

At March 31, 2009 the Company has two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until at least the third quarter of 2011. Until January 1, 2009 the Company had three classes of common shares but on that date the 12,375,000 Class C common shares issued by the Company were converted into Class A common shares on a one-for-one basis.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

10.	Share Capital (continued)

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable on August 14, 2011 and are required to be redeemed earlier using the proceeds of the exercise of any Public Warrants. The shares are redeemed each time that proceeds from the exercise of warrants reach $5,000. As at March 31, 2009 total proceeds received from the exercise of warrants classified in the balance sheet as restricted cash were $3,026, and therefore none of the preferred shares were redeemed. Series A preferred shares are classified as a liability. The dividend that preferred shares holders are entitled to receive quarterly is presented as part of interest expense.

In addition to the Class A, and B common shares and the Series A Preferred shares, there are 39,531 Public Warrants which have an expiry of August 14, 2010 and give the holder the right to purchase one Class A common share at a price of $6 per share and 5,500 Sponsor Warrants which have similar terms to the Public Warrants except that the exercise must be on a cashless basis. Further, there are 6,188 Class A Warrants which expire on September 1, 2011 and give the holders the right to purchase one Class A common share at a price of $9.25 per share.

The restricted share units granted to the Directors in November 2008 vested on January 1, 2009, and subsequently 36,833 shares were issued to the Directors.

On February 10, 2009, the Company announced a fourth quarter dividend of $0.23 per Class A common share, unit and Class B share that was be paid on March 5, 2009 to Class A common shareholders and unit holders and Class B shareholders of record as of February 20, 2009.

11.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company enters into interest rate swap agreements to manage the exposure to interest rate variability. As of March 31, 2009 a total of $580,000 of anticipated core debt has been swapped into fixed rate debt at a weighted average rate of 3.59% None of the Company’s interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the combined statement of cash flows.

Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized gain on interest rate derivatives for the three months ended March 31, 2009 was $4,309.

Derivative instruments held by the Company are categorized as level 2 under SFAS No. 157, “Fair Value Measurements” hierarchy. As at March 31, 2009, these derivatives represented a liability of $42,732.

12.	Share-based compensation

There were no awards granted by the Company during the three months ended March 31, 2009 under Company’s 2008 Equity Incentive Plan. There were no share based compensation schemes in place in the predecessor periods, and therefore no comparatives are provided.

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Shares	Weighted Average Fair Value
As at January 1, 2009	897,671	$6.77
Granted	—	—
Vested	(37,671)	$2.80

As March 31, 2009	860,000	$6.94

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12.	Share-based compensation (continued)

There were no awards granted by the Company during the three months ended March 31, 2009 under Company’s 2008 Equity Incentive Plan. There were no share based compensation schemes in place in the predecessor periods, and therefore no comparatives are provided.

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Shares	Weighted Average Fair Value
As at January 1, 2009	897,671	$6.77
Granted	—	—
Vested	(37,671)	$2.80

As March 31, 2009	860,000	$6.94

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the shares calculated is recognized as compensation costs in the income statement over the vesting period. During the period January 1, 2009 to March 31, 2009, the Company recognized a total of $716 share based compensation costs (2008: Nil). As at March 31, 2009, there was a total of $2,647 unrecognized compensation costs relating to the above share based awards (2008: Nil). The remaining costs are expected to be recognized over a period of 29 months.

13.	Earnings per share

Basic earnings per common share presented under the two-class method is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period. At March 31, 2009, there were 45,031,348 warrants to purchase Class A common shares outstanding, including 5,500,000 Sponsor Warrants (which must be exercised on a cashless basis), at an exercise price of $6, and there were 860,000 restricted stock units authorized as part of management’s equity incentive plan. As of March 31, 2009 only Class A and B common shares are participating securities.

The diluted weighted average number of Class A common shares outstanding as at March 31, 2009 is the same as the basic weighted average number of shares.

Class B common shareholders are entitled to receive dividends but their dividend rights are subordinated to those of holders of Class A common shares.

14.	Subsequent events

On April 29, 2009, the Company agreed a further amendment to the terms of its $800 million credit agreement. During the period from April 30, 2009 to June 30, 2009 there will be no new valuations and the loan to value test will not be performed. Global Ship Lease, Inc. will not declare or pay any dividends to its common shareholders during the period and the facility will bear an interest margin of 2.75% over 3 month USD LIBOR. The Company is in active discussion with its bank group to agree a resolution to the loan to value maintenance covenant and amend the credit facility agreement to levels that Global Ship Lease, Inc. expects to be able to comply with in future periods.